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                                            Filed by Galileo International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                        and deemed to be filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                    Subject Company: Galileo International, Inc.
                                                     Commission File No. 1-13153

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

CENDANT AND GALILEO WILL FILE A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER TRANSACTION WITH THE SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE SEC BY GALILEO FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM GALILEO, 9700 WEST HIGGINS ROAD, SUITE 400, ROSEMONT, ILL, 60018, ATTENTION: INVESTOR RELATIONS, OR BY TELEPHONE AT (847) 518-4000.

GALILEO AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM GALILEO STOCKHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN GALILEO IS CONTAINED IN GALILEO'S PROXY STATEMENT DATED APRIL 3, 2001, WHICH IS FILED WITH THE SEC. STOCKHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTERESTS OF THE DIRECTORS AND EXECUTIVE OFFICERS IN THIS TRANSACTION BY READING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.



                           LETTER TO GALILEO EMPLOYEES

We are very pleased to announce that Galileo has signed a definitive agreement to be acquired by Cendant, one of the world's foremost providers of business and consumer services within the travel and real estate sectors. As you can see in the attached press release, Cendant is acquiring all of the outstanding common stock of Galileo at an expected value of $33 per share, or approximately $2.9 billion in total.

This agreement resulted from our strategic alternatives exploration process, which has been under way for several months. Throughout the process, we focused on how to maximize shareholder value, keeping our employees' and customers' interests in mind. I am pleased to say that this agreement has benefits for all three constituencies. As part of Cendant, employees and shareholders will be able to participate in attractive new opportunities in the global travel industry - opportunities that would not have been available to Galileo on its own. It also opens new opportunities that we can extend to our customers.

Cendant's travel industry experience, leading brands and growing market share make it an ideal strategic fit for Galileo. Cendant is the world's largest hotel franchisor, with over 6,400 hotels on five continents under nine brands including Days Inn, Ramada, Howard Johnson and Travelodge. Resorts Condominium International, a Cendant subsidiary, is the world's largest vacation exchange organization with more than 3,500 affiliated resorts and a global market share of more than 70 percent. Cendant also owns Avis, the second-largest general-use car rental agency internationally and one of the most recognized brands in the travel industry.

Together, Cendant and Galileo will be able to take each company's strengths and further leverage those for the benefit of the other. For example, Galileo's international presence, strong relationships and technology expertise will help Cendant expand its global footprint to market its leading brands to hundreds of millions of new corporate and individual customers. Galileo's GDS business is highly complementary to Cendant's business model. Importantly, teaming up with Cendant strengthens both companies' ability to grow on the Internet, such as Cendant's planned use of TRIP.com to enhance the distribution of Cendant's travel brands. For Galileo customers it might mean richer content gained from Cendant's own brands.

As part of the Cendant family, Galileo's employees will benefit from Cendant's core competencies in marketing, building brands, managing large networks of small businesses and providing outsourcing services to corporations. For example, Cendant's real estate (residential and commercial estate agent) businesses include the world's largest real estate brokerage system, with a family of real estate brands such as Century 21, Coldwell Banker and ERA.

I encourage you to learn more about Cendant and its leading travel and other businesses by referring to the Cendant At A Glance document, which is part of this e-mail package, as well as visiting Cendant's Web site at cendant.com.

I recognize that you have many questions about the agreement with Cendant and what it means to you. We have provided a questions-and-answers document, but that is just the beginning of the many communication materials and face-to-face communication opportunities we'll provide as we finalize our agreement with Cendant. Please be sure to take advantage of those opportunities, and in the interim, send in your questions to the Corporate Relations mailbox so that we can incorporate your questions into future communications.

As you know, the global travel industry is one of the fastest growing sectors of the service economy, benefiting from favorable demographic trends in the U.S. and strong international growth. This acquisition, which is expected to take around four months to close, represents an exciting new chapter in Galileo's -30-

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year history. I want to thank all of you for your hard work and dedication, which enabled Galileo to become the valuable company that it is today.

Sincerely,

Jim Barlett

                        GALILEO AND CENDANT ANNOUNCEMENT
                                  EMPLOYEE Q&A

GENERAL QUESTIONS

Q1:  WHY ARE WE INTERESTED IN BEING ACQUIRED BY ANOTHER COMPANY?
     The primary reason Galileo entered into the strategic alternatives review was that we felt that our stock price was undervalued. This would eventually have impacted our ability to invest in the company and might have made us vulnerable to an unexpected acquisition by another entity that also felt our value was not properly reflected in our stock price. By taking the initiative and taking control of the process, we feel that we maximized our ability to strengthen Galileo for the long-term. This also enabled us to ensure that we had greater control over any interest expressed in the company. We believe the "marriage" of Galileo and Cendant will be a very positive one for shareholders, employees and customers.

Q2:  WHY IS CENDANT INTERESTED IN ACQUIRING GALILEO?
     Cendant has experience in different aspects of the travel industry than Galileo. During the due diligence process, Cendant learned a tremendous amount about us. They became convinced that our businesses are complementary to each other. Combined, the companies have the opportunity to further capitalize on growth opportunities in the global travel industry. Here are just some examples of what Cendant management has said they value about Galileo.

     - Cendant values our leading brand name and position in the travel industry.
     -    Cendant values our financial strength and our strong cash flow.
     -    Cendant values our technology expertise and intellectual capital.
     - Cendant highly values Galileo's global distribution capabilities. Together, Cendant and Galileo will have the opportunity to cross-sell products and services to both travel agents and corporate clients around the world.
     - Galileo also provides Cendant with the ability to participate in air travel distribution, which complements Cendant's strong presence in the hotel, resort and car rental segments.


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     -    Cendant believes the Internet strategies of both companies are complementary, and is excited about TRIP.com's world-class URL and its technology capabilities.

Q3:  IS CENDANT COMMITTED TO INVESTING IN THE FUTURE GROWTH OF GALILEO?
     Yes. Cendant understands our business and is very aware that Galileo's products and services are competitive and in many cases cutting edge. One of the reasons that they are interested in buying Galileo is for the strong technology and distribution opportunities that we can add to Cendant's expertise in sales and marketing.

Q4: WILL ANY AIRLINES CONTINUE TO OWN GALILEO STOCK AS A RESULT OF THE TRANSACTION?
     No, Galileo will be wholly owned by Cendant shareholders.

Q5: WHICH STOCK EXCHANGE IS CENDANT TRADED ON AND WHAT IS THE SYMBOL? Cendant is traded on the New York Stock Exchange under the symbol CD.

ORGANIZATIONAL QUESTIONS

Q6: CAN YOU TELL ME A LITTLE ABOUT CENDANT'S EMPLOYEES AND ITS CULTURE? Cendant has locations and employees in virtually all parts of the world. There are a total of 8,114 employees in 30 countries outside of the U.S. and 52,000 in the U.S. Cendant describes its culture as fast-paced, aggressive, opportunistic, and growth oriented. Their values are described as: Open Communication; Accountability; Service; Integrity; Innovation; Respect and Empowerment.

Q7:  HOW WILL CENDANT INTEGRATE GALILEO INTO ITS BUSINESS?
     Galileo will continue to operate as a separate, wholly owned subsidiary of Cendant. Cendant wants to integrate us in such a way as to fully leverage the best practices of both companies in sales and marketing, operations and technology.

Q8:  ASSUMING THIS TRANSACTION CLOSES, WHEN WILL I SEE ANY CHANGES?
     As you have heard, there are several steps to go through before this acquisition can close. Even if all goes perfectly, it will be a few months before this happens. Once the deal closes, the two management teams from Cendant and Galileo will begin the integration process. Depending on your role and location, it may be even longer than that before you see any changes. For many of you, this acquisition may have little or no impact on your role.

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Q9:  AM I GOING TO LOSE MY JOB?
     There are no definitive plans to eliminate any jobs at this time. If there are any job eliminations due to the consolidation of some operations, then it will be dealt with by being open, honest and communicating to the employees concerned as soon as decisions are made. Today, we are still several months away from this deal being finalized and the integration process beginning.

Q10: IF MY JOB WERE TO BE ELIMINATED, WOULD I GET ANY SEVERANCE/REDUNDANCY PAY?
     Yes. Any employees impacted by the elimination of their jobs during the first year after close would continue to be entitled to a payment calculated under existing plans or policies. These vary by country and company, but both Galileo and Cendant are committed to ensuring that anyone affected has as smooth a transition as possible

Q11: WILL THERE BE ANY CHANGES TO GALILEO'S LEADERSHIP TEAM?
     Cendant believes Galileo has outstanding people throughout the organization. Additionally, Cendant has extensive experience in the travel related services industry, and has a very focused sales and marketing culture. We believe the combination of these two teams will result in a best-in-class talent pool. You will have seen from the press release that following the close of the transaction Jim Barlett will be leaving and that Cendant will be bringing in a new CEO as well as a number of Cendant managers who will augment Galileo's management team. Apart from that, we don't know specifically how Galileo's leadership team will be affected, any more than we know the specific impact on other jobs. Between now and when the deal closes, Cendant will need to look at how Galileo fits into its existing structure and determine the way in which it would see the company being managed.

Q12: WILL ANY GALILEO OFFICES BE CONSOLIDATED OR CLOSED?
     We may not have an answer to this question for a while or even until after the deal closes.

INTEGRATION OF THE BUSINESSES

Q13: IS CENDANT ACQUIRING ALL OF GALILEO'S SUBSIDIARIES IN ADDITION TO GALILEO?
     Yes, the transaction includes all of Galileo's subsidiary companies (TRIP.com, THOR, Quantitude, Shepherd Systems and Terren).

Q14: AFTER THIS ACQUISITION CLOSES, WHAT WILL BE SOME TANGIBLE BENEFITS DUE TO
     THIS TRANSACTION?
     This deal creates some exciting opportunities for Galileo. Cendant's travel agency business and timeshare unit will convert from Sabre and Amadeus

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     to Galileo's systems - which is a sizable piece of business, and the
     Cendant Travel Portal will launch with Galileo as the GDS behind it.

     Cendant has also said that Galileo employees will benefit from additional resources to invest in technology and training. Within Galileo, there will continue to be career opportunities as we grow the business as part of Cendant. And, as part of a diversified company with more than 60,000 employees, we anticipate there could be even more career opportunities in the future with other Cendant businesses.

Q15: WHAT IS CENDANT'S POSITION WITH RESPECT TO GALILEO'S INTERNET STRATEGY?
     Cendant is committed to helping Galileo grow on the Internet. As online booking volumes continue to increase, Cendant believes that there will continue to be new opportunities for traditional GDSs like Galileo that are able to provide a competitive and cost-efficient product.

     Cendant has committed over $100 million to building its own online travel business - currently called Travel Portal, Inc. (TPI). As TPI is currently under development, TRIP.com adds valuable resources to this initiative. Cendant gains great leverage from an existing online travel business with assets that include technology, experienced employees, industry relationships, and an established database of customers.

Q16: CAN YOU TELL US MORE ABOUT CENDANT'S INTERNET PLANS?
     Cendant's many branded Internet sites, coupled with the on-line presence of its Travel Portal affiliate, represent 2.3 million monthly unique online visitors (as of May 2001 according to Media Metrix) making Cendant's online presence the fourth largest in the industry. Utilizing Galileo as the "backend" booking system for these transactions will increase Galileo's Internet operations and presence immediately.

     The Cendant TPI team is focused on building a world-class organization and developing a business that will compete with the leaders in the online travel space. Substantial development and marketing dollars have been budgeted to the development and success of this business. Together, TPI and TRIP.com can be a powerful, significant player in the online travel space.

Q17: WHAT IS THE STATUS OF QUANTITUDE GOING FORWARD?
     Quantitude has demonstrated that it is a center of excellence with regard to worldwide data networking in its support of Galileo and United Airlines. We believe that Quantitude can be leveraged within Cendant to deliver improved telecommunications performance across Cendant's many businesses.


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     Quantitude has just landed 20 new, very recognizable customers that in and of themselves are significant companies -- Avis, RCI and Cendant Mortgage to name a few. We have a very big job ahead of us integrating these new customers.

Q18: HOW WILL QUANTITUDE BE INTEGRATED WITH CENDANT?
     With Cendant's critical reliance on telecommunications to deliver services to its customers and subsequently earnings to its shareholders, Quantitude will be a cornerstone of Cendant's future success. We look forward to working in the coming months to develop a plan to converge the telecommunications operations of our companies.

Q19: WHAT WILL HAPPEN TO OUR PLAN TO DEPLOY GALILEO'S TCP/IP NETWORK THROUGHOUT
     THE WORLD?
     We plan to continue the deployment of Galileo's network with a focus on completing the U.S. and Canadian rollouts, which are already underway, as well as rollouts in several other key countries. We believe that it is imperative to continue the network deployment in order to deliver a new networking platform to Galileo's customers in the near term that can be leveraged in the future by both Galileo and Cendant.

EMPLOYEE BENEFITS

Q20: WILL CENDANT RECOGNIZE YEARS OF SERVICE WITH GALILEO AND/OR ITS
     SUBSIDIARIES?
     Yes, for the purposes of determining eligibility or vesting in its benefit plans, your years of service with Galileo will be recognized.

Q21: WILL MY BENEFITS CHANGE?
     Galileo has gained Cendant's confirmation that employee benefits will remain substantially the same for a year. This will give Cendant time to understand existing benefit arrangements and to determine what changes may be appropriate going forward. One specific change relates to stock options and this is outlined below.

Q22: WILL GALILEO GRANT STOCK OPTIONS IN THE NEXT COUPLE OF MONTHS?
     Galileo has agreed not to grant stock options as it usually does around this time of the year. However, Cendant has committed to grant all eligible employees options in its stock as soon as this deal closes. Galileo has also agreed that it will not make new grants of options to purchase TRIP.com or Quantitude stock.

Q23: WHAT HAPPENS TO EXISTING GALILEO EMPLOYEE STOCK OPTIONS?
     Between now and the close of any deal, there is no effect on your current stock options. Any vested options can be exercised and unvested options continue to vest. At the close, any of your current options that are


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     unvested and "in the money" (i.e. the strike price is lower than the market price) will automatically become vested. This means that if you wish, you could exercise these options. Any current options that are "underwater" or have a strike price above current market value at the time of the close will be unaffected and will continue to vest on their normal schedule.

Q24: TRIP.COM AND QUANTITUDE ALSO HAVE STOCK OPTION PLANS.  WHAT WILL HAPPEN TO
     THOSE OPTIONS?
     Options in TRIP.com and Quantitude are not directly affected by this transaction. Those options will continue to vest on their existing schedules and subject to their terms and conditions.

Q25: WHAT HAPPENS TO MY GALILEO STOCK?
     Any Galileo stock you own, whether through the US Employee Stock Purchase Plan or that you have bought personally, will be converted to some combination of Cendant stock and/or cash.

Q26: WHAT WILL HAPPEN TO THE US EMPLOYEE STOCK PURCHASE PLAN?
     As the deal is not yet closed, the current quarterly purchase period will continue. When the period ends on June 30th, it is likely that the current plan will cease at that point.

GENERAL BUSINESS QUESTIONS

Q27: WHAT IS CENDANT'S VIEW ON THE FUTURE OF GDSS?
     Cendant management has said that they are confident that although the industry faces many changes, these changes also represent significant opportunity. Cendant also believes that Galileo can continue to provide a cost-effective distribution model for travel suppliers and compete successfully with alternative distribution channels as they emerge.

Q28: DOES CENDANT BELIEVE IT NEEDS TO BUY ANOTHER GDS TO BE SUCCESSFUL IN THIS
     INDUSTRY?
     When Cendant considered acquiring Galileo, it did so based on the merits of our company as a stand-alone entity, and Cendant believes that our company has great potential for future growth within the travel space.

Q29: IS GALILEO'S TARGET MARKET COMPATIBLE WITH THAT OF CENDANT'S TRAVEL-RELATED
     BUSINESSES?
     Absolutely. For example, Cendant's Avis, fleet management, Wright Express, lodging and relocation businesses are calling on the same target customers and prospects in the corporate market and travel agency market.



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Q30: HOW DOES CENDANT'S ACQUISITION OF GALILEO BENEFIT TRAVEL AGENCIES?
     Galileo has historically had a supportive travel agent philosophy and it is Cendant's intention to maintain this approach, identifying ways to build upon Cendant's relationships and to provide value-added content and services that can help to improve travel agent profitability and can help them to better serve consumers.

     In addition, Galileo's customers may be able to benefit from Cendant's Preferred Alliance, with access to more than 100 world-class companies that provide exceptional prices on high-quality products and services such as long distance phone service, insurance, computers, televisions, furniture, and office products. There may also be cross-selling opportunities among Galileo's customers and Cendant's businesses.

Q31: HOW DOES THIS TRANSACTION BENEFIT AIRLINES AND OTHER SUPPLIERS?
     Cendant management has said it will look at providing new and more cost-effective value-added products and services to supplier customers to further increase the value of the Galileo relationship.

Q32: DO GALILEO'S CURRENT CONTRACTS WITH UNITED AIRLINES FOR HOSTING SERVICES,
     MARKETING SUPPORT IN THE U.S., ETC. REMAIN IN PLACE?
     There are no changes to our current contracts. Galileo and Cendant expect to continue to enjoy the mutually beneficial relationship Galileo and United have had in the past.

WHAT'S NEXT

Q33: DOES THE PURCHASE OF GALILEO BY CENDANT REQUIRE THE APPROVAL OF BOTH
     COMPANIES' SHAREHOLDERS?
     The transaction is subject to the approval of Galileo's shareholders only. A shareholder vote to approve the transaction will be required in order to finalize the deal.

Q34: WILL THE TRANSACTION REQUIRE ANY REGULATORY APPROVAL?
     The transaction is subject to standard regulatory clearances in the United States and in Europe. While we don't anticipate any regulatory issues, approval is required of regulatory bodies in many countries in which both companies do business.

Q35: COULD ANOTHER COMPANY LAUNCH A BID FOR GALILEO?
     Yes, it is possible for another party to launch a bid for Galileo. However, we have been working through our strategic alternatives process for several months, and we believe that interested parties have had ample opportunity to make a bid for our company.


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Q36: WILL ANYTHING CHANGE IN THE WAY WE OPERATE BETWEEN NOW AND THE CLOSING OF
     THE DEAL?
     Galileo, TRIP.com, Quantitude and Cendant will be working closely together to lay the groundwork for our future relationship and to assure a seamless integration after the close. We have also agreed some parameters that will govern some aspects of how we will operate between now and the close.

Q37: WILL THERE BE ANY CHANGE TO OUR HIRING/HEADCOUNT PLANS BEFORE THE DEAL
     CLOSES?
     Galileo has always managed its headcount carefully and this will not change. However, over the coming months, if any integration plans become clearer this will be taken into account when reviewing our recruitment needs.

Q38: WHAT OTHER COMMUNICATIONS ARE PLANNED?
     We will continue to hold conference calls with Jim Barlett over the coming months. In addition, we are planning employee meetings in Chicago and Denver. As with the last employee meetings, phone lines will be made available to anyone outside those locations who would like to call in to the meeting.

Q39: WHEN WILL I HEAR FROM OR MEET CENDANT MANAGEMENT OR STAFF?
     Cendant's leadership group is looking forward to communicating with you directly to confirm their enthusiasm for Galileo becoming part of the Cendant family. But first, we wanted you to hear from Galileo management. We will be exploring the possibility of having one or more of Cendant's leadership group available for the employee meetings referred to above.

Q40: I HAVE MORE QUESTIONS.  HOW DO I GET ANSWERS?
     Today's announcement is only the first step in a long process of determining how Cendant and Galileo can best achieve their combined goals and objectives. Further, until the transaction closes, the in-depth combination of the two companies cannot really begin. So, while we have some answers today, there are still many, many more questions that will be unanswered for quite some time.

     However, as questions arise, please mention them to your manager. In addition, you can send your questions to the Corporate Relations mailbox. Although we can't provide individual responses, as and when answers become available they will be incorporated into future communications. Also, we'll continue to add information about Cendant and its businesses to What's News @ Galileo.


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                               CENDANT AT-A-GLANCE

Cendant is a diversified global provider of business and consumer services, primarily within the travel, residential real estate, and direct-marketing/diversified services sectors.

Their strength lies in the companies they own and the brands they represent. Their success stems from organic growth from existing businesses and acquisition and consolidation of complementary businesses. To support this strategy, they recently sold their non-strategic businesses for $4.5 billion and used the proceeds to reduce debt and buy back shares. The result is the liquidity needed to invest both in themselves and acquisitions.

In 2000, their total revenues exceeded $3.8 billion.

TRAVEL
Cendant is the world's leading franchisor of hotels, the world's leading provider of vacation exchange services and the second-largest international general-use car rental agency. 32 percent of Cendant's total revenue or $1.24 billion is generated by the travel division.
-    Hotels:
     With more than 6,400 hotels and nearly 540,000 rooms on five continents, their hotel franchise includes Amerihost Inn, Days Inn, Howard Johnson, Knights Inn, Ramada, Super 8, Travelodge, Villager and Wingate Inn.
-    Vacation Exchange:
     Resort Condominiums International (RCI) is the largest timeshare exchange in the world offering more than 3,500 affiliated resorts.
-    Car Rental:
     Avis is the second largest car rental company in the world.

REAL ESTATE
Cendant is the leader in the worldwide real estate industry. Their affiliates are responsible for one out of every four homes sold or purchased in the US. They also operate a leading corporate employee relocation service company and retail mortgage operation. This division produces 39 percent or $1.46 billion in revenue.
-    Real Estate Brands:
     Almost 12,000 offices and 200,000 sales associates comprise the Cendant family of real estate brands that include Century 21, Coldwell Banker and ERA Real Estate.
-    Relocation:
     Cendant Mobility facilitates over one-half of all corporate-sponsored relocations by assisting more than 100,000 transferring employees annually around the globe.
-    Mortgage Services:
     Cendant Mortgage is the sixth-largest retail originator and a leading inbound telemarketer of mortgages in the US.

DIRECT MARKETING/DIVERSIFIED SERVICES
Cendant partners with thousands of financial institutions in the US and Europe, helping to build their business by creating and marketing products and programs designed to boost customer loyalty and spending. $1.16 billion (29 percent) of Cendant's revenues are generated by this division.
-    Insurance/Wholesale:
     Cendant's insurance and wholesale division helps enhance the products and services for financial institutions including banks, credit unions, mortgage bankers and credit card issuers. It is comprised of four business units - FISI-Madison Financial, Long Term Preferred Care, Inc. (LTPC), Benefit Consultants, Inc. (BCI) and Cendant Incentives.
-    Car Parks:
     National Car Parks (NCP) is the largest non-municipally owned car park operator in the U.K.
-    Tax Preparation:
     Jackson Hewitt is the second-largest and fastest growing national tax preparation service in the US with nearly 3,000 offices.
-    Travel Industry Services
     WizCom International provides distribution and reservation services and Internet connectivity to the travel industry. They handle reservations for more than 115 hotel and car rental chains including 18,000 individual hotel properties in more than 40 countries.